UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D—9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

EMERGENT GROUP INC.

(Name of Subject Company)

EMERGENT GROUP INC.

(Names of Persons Filing Statement)

Common Stock, $0.04 par value

(Title of Class of Securities)

29089V—20—3

(CUSIP Number of Class of Securities)

Bruce J. Haber

Chief Executive Officer

EMERGENT GROUP INC.

10939 Pendleton Street

Sun Valley, California 91352

(818) 394—2800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Steven Morse, Esq.

Morse & Morse PLLC

1400 Old Country Road, Suite 302

Westbury, New York 11590

(516) 487—14446

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Statements in this Schedule 14D-9 contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934.  These statements are based upon management’s current expectations and are subject to uncertainty and changes in circumstances, including the risks that the proposed transactions may not be consummated (or, if consummated, consummated on the currently proposed terms including the proposed price per share), and unanticipated future events (some of which are discussed in the Company’s most recent Annual Report on Form 10-K and subsequently filed SEC reports)  There is no assurance that any forward-looking statements will prove accurate, as actual results and future events could differ materially from those presently anticipated.

On February 6, 2011, Universal Hospital Services, Inc., a Delaware corporation (“Parent”), and Parent’s wholly owned subsidiary, Sunrise Merger Sub, Inc., a Nevada corporation (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Emergent Group Inc., a Nevada corporation (“Emergent Group”), whereby Parent and Merger Sub intend to commence a tender offer to purchase all of the issued and outstanding shares of Emergent Group’s common stock (“Shares”) at a purchase price of $8.46 per share in cash to be followed by a merger of Merger Sub with and into Emergent Group.

The following is the transcript of a conference call held by Emergent Group at 8:45 p.m. EST on Monday, February 07, 2011 to discuss the transaction with its employees.  Gary D. Blackford, Parent’s Chief Executive Officer, and Timothy W. Kuck, Parent’s Executive Vice President of Strategy and Business Development, participated on the conference call.

Moderator: Bruce Haber

February 7, 2011

8:45 p.m. EST

Operator:                                                                      Welcome to the PRI Medical Employee Meeting call.  On the call we have Bruce Haber, Lou Buther, Gary Blackford and Tim Kuck.  I will now turn the call over to you gentlemen.

Bruce Haber:                                                   Thank you.  Welcome, everybody, to the PRI Medical Technologies employee update call.  I am here with Lou Buther, as you all know, and the CEO of Universal Hospital Services, Gary Blackford, and Tim Kuck, their executive vice president.

I’m assuming everybody saw the brainshark presentation and the frequently asked questions that we sent around this morning, and I hope you all had a chance to take a look at it.  I think it supplied most of the information that we thought people would be seeking to hear, but most importantly, I’d just like to hit a couple of the high points now on what we think is a very transformational event for everybody at PRI.

Universal Hospital Services is one of the largest companies of its type in the country.  They rent equipment to several thousand hospitals, surgery centers and long term care facilities across the United States; primarily equipment that does not deal in the operating room.

So merging our two businesses, PRI and Universal Hospital Services, we feel will be a tremendous opportunity for all of us at PRI.  They don’t operate in the operating room environment.  They don’t have our type of equipment and they don’t supply technician services as we do.

So the opportunity, as we see it, is for our specialty sales force to be introduced into their customers and dramatically expand the growth potential of PRI, which clearly we see as a wonderful opportunity for all of our employees as well as the Universal Hospital Services employees.  They provide items such as respirators, ventilators, beds, pumps and equipment of that nature.

We’re looking forward to working with all of the Universal Hospital Services people.  We think that the fit of cultures will work out very well. Lou and I are going to continue to run the PRI Medical Technologies business as a free standing subsidiary of Universal Hospital Services.  We will continue to operate as we have been, and we think this will just simply provide more opportunities for advancement within the company and the ability for us to continue to grow the way we have over the past number of years and make this, hopefully the largest company of its type in our industry.

That’s basically the overview of what we’re looking to do.  Again, the details were in the brainshark and the FAQs.  So now I’m going to turn this over to Gary to give you a little bit of an overview of Universal Hospital Services and then we’ll come back and take questions from you and hopefully answer whatever may be on your mind.

Gary?

Gary Blackford:                                      Thanks, Bruce.  First of all, just let me say how excited we are about this combination and the opportunity to work with you and Lou and the entire PRI team.  Tim and I got to know Bruce and Lou a few months back and it was good chemistry from the beginning.  We feel very good about the cultural fit.  UHS is a “get it done” company and we see the same thing in PRI, so we think this is going to be a very good cultural fit and, certainly, it’s a very good business fit.  We’re focused on bringing the latest technology to our customers.  We have not, as Bruce said, participated as much in the operating room, but we’re in every other aspect of the hospital, so this is a very natural extension to what we’re trying to do, and we think we have a

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lot to offer PRI over the long term in terms of becoming the leader and a national player in the U.S. marketplace.  I would also emphasize that both companies believe that people are our greatest asset, and we think that this transaction creates great opportunities for all our teammates for the long term from a career standpoint and great opportunities for our customers as we continue to bring the latest technology to them to help them meet their customer needs.  I’ll turn it back to you Bruce.

Bruce Haber:                                                   Thanks, Gary.  You know I’m assuming most of the people on the call, on this call, are from our west coast operations and many of you have been with the company for quite a long time.  Some of you predate Lou and I, and I think this merger with Universal Hospital Services should really be a tribute to you people who were with us during some difficult times, saw the company grow, and now it’s being recognized for your hard work by the Universal Hospital Services people as really being one of the preeminent companies of its type.  So really you should all be very proud of what your efforts have accomplished and the fact that we’ll now be able to take the company to the next level in partnership with Universal Hospital Services.

So with that being said, Operator, let’s open it up for questions.  Operator?

Operator:                                                                      At this time, if you would like to ask a question press star then the number 1 on your telephone keypad.  We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from (Jason Johansen).

Bruce Haber:                                                   Hi, Jason.

(Jason Johansen):                        Good evening everybody.  I imagine nothing’s going to change off the bat, but once this deal’s finalized what do you guys envision for the sales force and technicians between the two companies?  Do you see it remaining status quo, but utilizing each other’s resources, or do you see the two companies cross training their staff?

Bruce Haber:                                                   Yeah,  that’s a great question Jason, and what we envision is the current PRI sales staff becoming a specialty sales force for PRI and Universal Hospital Services.  Universal Hospital Services has about a hundred sales people across the country, many of them operating as Account Executives to manage their equipment in particular institutions, and therefore have some very good relationships at the higher levels of their customers.  So we envision the PRI sales force being introduced into the OR through these relationships, and selling just as we do today except that we’ll have the advantage of coming in already as, hopefully, a favored vendor.  So instead of making a cold call, you’ll be brought into a hospital where we hopefully will already have a very good relationship.  As far as the technicians are concerned, Universal Hospital Services doesn’t have any operations of the type that we have, so really we hope to grow the business and create more opportunity for the technicians.  Certainly the technicians who are on a case rate will have the opportunity to increase the number of cases they’re doing if we can expand the business, and hopefully increase their earnings and their opportunities.

(Jason Johansen):                        Thank you.

Operator:                                                                      Again to ask a question press star 1.  There are no further questions.

Bruce Haber:                                                   OK.  Well, thank you everybody.  I hope we answered your questions, and again I just want to emphasize that the idea is for PRI to remain a separately managed subsidiary under the UHS umbrella and keep doing what we’re doing. Because, up to this point, we’ve been doing it very well.  So, I hope everybody has a good evening and look forward to seeing you soon.

Thank you.

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Operator:                                                                      That concludes today’s conference call. You may now disconnect.

END

IMPORTANT INFORMATION AND WHERE TO FIND IT

This is not an offer to purchase or a solicitation of an offer to sell any securities of Emergent Group Inc. (“Emergent Group”).  The planned tender offer by Universal Hospital Services, Inc. (“UHS”) for all of the outstanding shares of the common stock of Emergent Group has not yet been commenced.  Upon commencement of the tender offer, UHS will mail to Emergent Group stockholders an offer to purchase and related materials and Emergent Group will mail to Emergent Group stockholders a solicitation/recommendation statement with respect to the tender offer.  UHS will file its offer to purchase with the Securities and Exchange Commission (the “SEC”) on Schedule TO and Emergent Group will file its solicitation/recommendation statement with the SEC on Schedule 14D-9.  Emergent Group stockholders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer.  Emergent Group stockholders may obtain a free copy of these materials (when available) and other documents filed by UHS or Emergent Group with the SEC at the website maintained by the SEC at www.sec.gov.  The offer to purchase and related materials, the solicitation/recommendation statement, the Schedule TO, and the Schedule 14D-9 may also be obtained (when available) for free by contacting the information agent for the tender offer (when one is selected).

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